File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Release dated October 21., 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By /s/ Claudio L. Del Valle Cabello
___________________________
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

VITRO 3Q03 EBITDA Declined 5.0 percent YoY

* QoQ EBITDA increased by US$13 million or 14.8% (200 basis points margin improvement)
* Consolidated debt declined by US$75 million

San Pedro Garza García, Nuevo León, Mexico - October 21, 2003 - Vitro S.A. de C.V. (BMV: VITRO A; NYSE: VTO) (Vitro), one of the world's largest producers and distributors of glass products, today announced that 3Q03 consolidated net sales declined 3.0 percent YoY to US$582 million. Comparisons reflect a decrease in glass container shipments as a result of bad weather, ongoing weak flat glass demand in the U.S. non-residential construction and OEM automotive markets, and slow consumer spending in glassware products. At the same time, sales were supported by strong domestic construction and auto replacement markets, as well as by Vitro's Spanish operations.

Consolidated EBITDA declined 5.0 percent YoY to US$100 million. Glass Containers was the main driver of the decline, resulting in a 20.4 percent drop in EBITDA from poor weather conditions that led to lower sales and fixed cost absorption. Flat Glass EBITDA increased 2.2 percent YoY, driven by increased efficiencies at Vitro's float plants. Glassware EBITDA increased 5.5 percent mainly due to a better product mix, particularly in exports. Consolidated EBITDA margins for the quarter declined to 17.2 percent from 17.5 percent a year ago.

Alvaro Rodriguez, Chief Financial Officer, commented: "We continue to make progress in streamlining and focusing operations and strengthening our balance sheet. For example, QoQ EBITDA increased 14.8 percent, with an improvement of 200 basis points in EBITDA margins for the period. We are starting to see a positive change in trends, partially improving due to the initiatives taken to lower our cost structure. During the quarter we also completed the divestiture of one of our plastic operations for US$18 million."

Mr. Rodriguez added: "Consolidated debt was reduced by US$75 million to US$1,411 million quarter-over-quarter. On October 22, we expect to complete the issuance and sale of US$225 million Senior Notes due November 1, 2013, which will be applied primarily to retire substantially all of the short-term and current portion of long-term debt of our holding company, Vitro, S.A. de C.V. This transaction will improve the average life of total consolidated debt to about 4 years on an adjusted basis, from approximately 3 years."

Reflecting its position in specialized niche markets, Vitro recently developed new products for leading players such as Estee Lauder, Coca Cola and Modelo, examples partially responsible for an 8.9 percent QoQ increase in EBITDA at Glass Containers.

Exemplifying the trend towards value added products, Flat Glass recently signed a contract for 20,000 square meters of double-glazed "ISOLAR SOLARLUX" glass in Spain for the Bilbao Exhibition Center. In addition, during the quarter Flat Glass has secured new long- term contracts with some of the major brands at GM, Ford and Chrysler.

New products represented 13.5 percent of total Glassware sales YTD, up from 8.4 percent at year-end 2002. This has been one of the drivers of the 5.6 percent YoY increase in EBITDA at this business unit.

In November 2003, Vitro expects to open its new flat glass facility developed jointly with AFG, the US subsidiary of Asahi Glass, which is expected to increase Vitro's float glass capacity by 18%. This facility will start production ahead of schedule and within budget.

The consolidated financial results, income statement, and cash flows for the nine-month period ended September 30, 2002, and last twelve months as of September 30, 2002, account for Vitromatic, S.A. de C. V. as a discontinued operation. All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for month by the end of month fix exchange rate published by Banxico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. The exchange rate as of July 31, 2003 was 10. 4878, as of August 31, 2003 was 11.0475 and as of September 30 2003 was 11.0133 pesos per US dollar. Certain amounts may not sum due to rounding.

This announcement contains historical information, certain management's expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit the Company's website at: http://www.vitro.com

Third Quarter 2003 results
Conference Call and Web cast
Wednesday October 22, 2003
11:00 AM U.S. EST - 10:00 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through Friday, November 28, 2003. For inquiries regarding the conference call, please contact Alexander Fudukidis of Breakstone & Ruth via telephone at (646) 536-7012, or via email at afudukidis@breakstoneruth.com.

For further information, please contact:

Investor Relations Beatriz Martinez / Jorge Torres Vitro S.A. de C.V. + (52) 81-8863-1258 / 1240 bemartinez@vitro.com JTorres@vitro.com	U.S. agency Alex Fudukidis / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 afudukidis@breakstoneruth.com Sborinelli@breakstoneruth.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

Consolidated Results

Sales

Consolidated net sales for the quarter declined 3.0 percent YoY or US$18 million to US$582 million.

Flat Glass sales were favored by domestic construction and auto replacement sales as well as continuing growth in Vitro's Spanish operations. However, they were offset by continuing weak demand in the U.S. non-residential construction sector and lower sales resulting from high auto dealer inventories.

In Glass Containers, excessively wet weather conditions in Mexico affected the distribution network of some of the business unit's customers, mainly in the beer and soft drink segments, as well as record 2002 sales penalized comparisons. However, exports to markets outside the U.S. rose by US$7 million YoY.

Sales in the Glassware business unit remained with no improvement in domestic demand although exports gained slightly. During the quarter, one of the plastic operations was sold, affecting YoY comparisons, which would have otherwise remained flat.

Table 1
SALES
(Millions)

			YoY%			YoY%			YoY%
	3Q'03	3Q'02	Change	9M'03	9M'02	Change	LTM'03	LTM'02	Change

Constant Pesos
Total Consolidated Sales	6,385	6,475	(1.4)	18,376	18,785	(2.2)	24,590	25,124	(2.1)

Flat Glass	3,109	3,082	0.9	9,000	8,953	0.5	11,890	11,965	(0.6)
Glass Containers	2,528	2,686	(5.9)	7,282	7,766	(6.2)	9,877	10,342	(4.5)
Glassware	674	667	1.1	1,923	1,980	(2.9)	2,618	2,707	(3.3)
			--			--			--
Domestic Sales	2,797	2,947	(5.1)	8,181	8,599	(4.9)	11,202	11,622	(3.6)
Export Sales	1,712	1,662	3.0	4,841	4,835	0.1	6,278	6,304	(0.4)
Foreign Subsidiaries	1,876	1,866	0.5	5,354	5,351	0.1	7,110	7,198	(1.2)

Nominal Dollars
Total Consolidated Sales	582	600	(3.0)	1,682	1,768	(4.9)	2,256	2,367	(4.7)

Flat Glass	283	284	(0.1)	821	833	(1.4)	1,086	1,114	(2.5)
Glass Containers	231	250	(7.8)	668	736	(9.3)	908	981	(7.4)
Glassware	62	63	(1.8)	177	191	(7.1)	243	262	(7.4)
			--			--			--
Domestic Sales	256	281	(8.8)	757	844	(10.3)	1,042	1,144	(8.9)
Export Sales	156	154	1.6	443	453	(2.2)	576	591	(2.6)
Foreign Subsidiaries	170	165	2.7	482	471	2.3	639	632	1.0

% Foreign Currency Sales* / Total Sales	56.0%	53.2%	2.8 pp	55.0%	52.3%	2.7 pp	54.0%	51.7%	2.3 pp
% Export Sales / Total Sales	26.8%	25.6%	1.2 pp	26.3%	25.6%	0.7 pp	25.5%	25.0%	0.5 pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT decreased by 3.2 percent YoY to US$51 million. EBITDA fell 5.0 percent YoY to US$100 million. Results were negatively affected by a US$13 million overall decrease in inventories YoY which led to lesser capacity utilization, thus affecting fixed cost absorption.

Glass Containers' results decreased YoY,primarily because of poor comparisons to 2002 record performance at the business unit. However, Flat Glass and Glassware results improved YoY both at the EBIT and EBITDA levels as a result of higher efficiencies and better product mix.

QoQ a better product mix in all business units combined with enhanced efficiencies, contributed to a 22.8 percent and 14.8 percent QoQ increase in EBIT and EBITDA respectively.

YoY margins remained flat, but improved by 200 basis points QoQ. The Company continues to focus on cost reduction measures to cope with increased energy costs which YTD have affected us by US$20 million or 16.5 percent when compared to the same period of last year, and the impact of a highly fixed labor cost structure. The Company continues to explore new and more efficient energy alternatives.

Table 2
EBIT & EBITDA
(Millions)

			YoY%			YoY%			YoY%
	3Q'03	3Q'02	Change	9M'03	9M'02	Change	LTM'03	LTM'02	Change

Constant Pesos
Consolidated EBIT	564	573	(1.5)	1,370	1,797	(23.7)	1,655	2,216	(25.3)
Margin	8.8%	8.8%	0 pp	7.5%	9.6%	-2.1 pp	6.7%	8.8%	-2.1 pp

Flat Glass	276	265	4.3	775	805	(3.7)	865	1,060	(18.4)
Glass Containers	253	332	(23.7)	627	986	(36.4)	872	1,181	(26.2)
Glassware	61	52	19.0	107	210	(49.1)	168	292	(42.6)

Consolidated EBITDA	1,095	1,123	(2.5)	2,914	3,400	(14.3)	3,752	4,407	(14.9)
Margin	17.2%	17.3%	-0.1 pp	15.9%	18.1%	-2.2 pp	15.3%	17.5%	-2.2 pp

Flat Glass	464	447	3.8	1,294	1,324	(2.2)	1,574	1,747	(9.9)
Glass Containers	483	585	(17.5)	1,326	1,739	(23.8)	1,811	2,206	(17.9)
Glassware	135	124	8.6	320	422	(24.3)	452	571	(20.8)

Nominal Dollars
Consolidated EBIT	51	53	(3.2)	125	169	(25.9)	151	208	(27.5)
Margin	8.8%	8.8%	0 pp	7.4%	9.5%	-2.1 pp	6.7%	8.8%	-2.1 pp

Flat Glass	25	24	4.0	71	74	(4.9)	78	98	(20.0)
Glass Containers	23	31	(26.3)	57	95	(39.3)	80	113	(29.0)
Glassware	6	5	18.2	10	20	(50.5)	16	28	(44.4)

Consolidated EBITDA	100	105	(5.0)	267	325	(17.7)	345	422	(18.3)
Margin	17.2%	17.5%	-0.3 pp	15.9%	18.4%	-2.5 pp	15.3%	17.8%	-2.5 pp

Flat Glass	42	41	2.2	118	124	(5.0)	144	164	(12.5)
Glass Containers	44	55	(20.4)	122	168	(27.4)	168	213	(21.5)
Glassware	12	12	5.5	30	41	(27.7)	42	55	(24.4)

Financing Cost

Consolidated financing cost rose to US$74 million, compared with US$46 million for the same quarter of 2002 primarily due to a non-cash exchange loss of US$42 million during 3Q'03 compared with US$24 million during 3Q'02. The exchange loss was generated by the 5.7 percent depreciation of the Mexican peso against the U.S. dollar over the 2003 July-September period. A lower inflation YoY also affected the non-cash gain in the monetary position item. Finally, higher YoY debt levels increased interest expense and total financing cost.

The weighted average cost of debt ("WACD") decreased to 8.0 percent from 9.0 in 3Q'02. The resulting decrease is mainly due to lower interest rates both in Mexican pesos and in U.S. dollars. WACD is presented by actual interests paid to banks and the market.

Table 3
Total Financing Cost
(Millions)

			YoY%			YoY%			YoY%
	3Q'03	3Q'02	Change	9M'03	9M'02	Change	LTM'03	LTM'02	Change

Constant Pesos
Interest Expense	364	294	23.9	1,124	929	21.0	1,528	1,275	19.9
Interest Income	(46)	(20)	128.7	(101)	(38)	163.7	(123)	(44)	182.1
Foreign Exchange Loss (Gain)	467	258	81.0	574	1,369	(58.1)	785	883	(11.1)
Monetary Position (Gain)	(55)	(114)	(51.4)	(336)	(495)	(32.2)	(637)	(628)	1.5
Other Financial Expenses (Net)*	80	74	8.6	210	220	(4.5)	250	349	(28.4)
Total Financing Cost (gain)	810	492	64.8	1,472	1,985	(25.9)	1,802	1,835	(1.8)

Nominal Dollars
Interest Expense	33	28	19.2	104	91	14.3	142	125	13.5
Interest Income	(4)	(2)	134.0	(9)	(4)	161.7	(11)	(4)	177.2
Foreign Exchange Loss (Gain)	42	24	76.4	50	132	(62.2)	70	83	(16.5)
Monetary Position (Gain)	(5)	(11)	(53.2)	(31)	(49)	(36.6)	(60)	(62)	(4.1)
Other Financial Expenses (Net)*	7	7	4.8	19	22	(9.8)	23	34	(32.5)
Total Financing Cost (gain)	74	46	58.8	133	192	(30.7)	164	177	(7.2)
* Net of non related interest products.

Taxes

On an accumulated basis, deferred income tax comparisons YoY reflect the initial recognition during 2002 of the gradual decrease in Income tax rates from an initial 35% level (2002) to the 32% level (2005). There are other effects, as a higher impact on Mexican peso subsidiaries of the peso devaluation during 2002 than in 2003.

During the quarter, however, there was a change in the trend, because of the one-time effect of our fiscal strategy regarding depreciation of fixed assets.

Table 4
Taxes and Profit Sharing to Workers
(Millions)

			YoY%			YoY%			YoY%
	3Q'03	3Q'02	Change	9M'03	9M'02	Change	LTM'03	LTM'02	Change

Constant Pesos
Accrued Income Tax	115	82	40.6	308	271	13.8	424	209	102.2
Deferred Income Tax	(219)	(103)	112.8	(260)	(788)	(67.0)	(337)	(573)	(41.2)
Total Income Tax	(104)	(21)	392.8	49	(517)	--	87	(363)	--
Profit Sharing to Workers	19	26	(26.7)	58	77	(23.7)	30	97	(68.7)
Total Taxes and PSW	(85)	5	--	107	(440)	--	117	(266)	--

Nominal Dollars
Accrued Income Tax	10	8	39.2	28	26	9.9	38	19	101.4
Deferred Income Tax	(20)	(10)	104.8	(23)	(78)	(70.9)	(30)	(57)	(47.4)
Total Income Tax	(9)	(2)	328.3	5	(53)	--	9	(38)	--
Profit Sharing to Workers	2	2	(29.2)	5	8	(28.4)	5	5	1.2
Total Taxes and PSW	(8)	0	--	11	(45)	--	13	(33)	--

Consolidated Net Loss

Even though at the operating income line, results were practically flat YoY, a Consolidated Net Loss was registered for the quarter as a result of higher total financing cost YoY generated mainly from non-cash items. During 3Q'03, the Company reported US$2 million in other income, in comparison with 3Q'02, when it posted US$31 million in other income. The US$31 million where primarily a result of a non-recurring gain in connection with the divestiture of Vitromatic, which was due to the positive difference in book value versus the actual proceeds received from such divestiture.

Capital Expenditures

In the third quarter capital expenditures totaled US$30 million, in line with the Company's expectations, primarily at the Flat Glass and Glass Containers operations. Flat Glass accounted for 52 percent or US$16 million, mainly for the joint venture in conjunction with AFG Industries, the U.S. subsidiary of Asahi Glass Inc. as well as for several automation projects in the floats and automotive production lines. 38 percent or US$11 million was spent at Glass Containers for maintenance purposes in both Mexican and Central American facilities. Total capital expenditures for year 2003 are expected to be in line with the Company's budget, for an amount of approximately US$150 million.

Consolidated Financial Position

Consolidated gross debt as of September 30, 2003 of US$1,411 million decreased QoQ by US$75 million or 5.0 percent, from US$1,486 million as of June 30, 2003, derived mainly from usage of cash and the divestiture of one of the Company's plastic operations. The 5.0 percent devaluation of the Mexican Peso against the U.S. dollar during the quarter also contributed to favorably decrease the peso denominated debt when measured in dollar terms.

On October 22, 2003, the Company expects to complete the issuance and sale of a US$225 million 11.75% Senior Notes due November 1, 2013. The Company will use the net proceeds from such offering to retire substantially all of the short-term and the current portion of long-term debt of our holding company, Vitro, S.A. de C.V. The remaining net proceeds will be used to repurchase or repay other of our indebtedness. Because this transaction will not close until October 22, our balance sheet numbers as of September 30, 2003 do not reflect the issuance of the Notes or the use of the proceeds there from.

The Company has demonstrated good access to financing within diverse funding options. During the first half of the year, the Company was able to tap the Mexican capital markets with a peso-denominated 6 year note issue of approximately $250 million and a syndicated facility at the flat glass division for $201 million. The Company also closed a receivable securitization facility for $40 million, a bridge loan agreement for $11 million to finance the new float facility at Mexicali, and a three-year committed working capital facility for $25 million at one of the Company's foreign subsidiaries. On a short term basis, it continues to actively place Euro Commercial Paper and Certificados Bursátiles.

Foreseeing that the calculation of certain financial ratio covenants would be affected by the exchange rate as of the end of September and the last twelve month EBITDA trailing, the Company proactively obtained waivers of such covenants. As of 3Q'03, Vitro had cash and cash equivalents for a total of US$111 million, from which approximately US$35 million were unrestricted.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	3Q'03	2Q'03	1Q'03	4Q'02	3Q'02

Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	2.3	2.3	2.6	2.7	2.8

Leverage
(Total Debt / EBITDA) (Times) LTM	4.1	4.2	4.2	3.7	3.3

Total Debt	1,411	1,486	1,576	1,455	1,370
Short-Term Debt(1)	480	456	495	458	492
Long-Term Debt	932	1,030	1,080	997	878

Currency Mix (%) dlls / Pesos / UDI's	54/46/0	53/47/0	57/43/0	66/34/0	72 / 27 / 1
Weighted Average Cost of Debt (%)	8.0	8.8	9.2	8.8	9.0
(1) Short term debt includes current maturities of long-term debt.

Debt Profile as of September 30, 2003

* The Company's average life of debt is currently 3.1 years.
* At the Holding Company level, currently the average life of debt is 4.1 years.
* 47 percent of debt maturing in the period October 2003 - September 2004, approximately US$223 million, is related to trade finance.

* Revolving short-term debt, including trade related, accounts for 48 percent of total short term debt. This type of debt is usually renewed within periods of 28 to 180 days.
* Amortizations of long term debt are mostly related with the syndicated facilities at the three businesses and two bullet maturities at Glassware and Flat Glass that are currently under negotiation to be refinanced. The Company is also working on refinancing maturities at Glass Containers and Glassware.
* Market debt is mostly related with short term Euro Commercial Paper and Certificados Bursátiles that the Company uses on a regular basis to cope with short term needs and as a way to maintain its presence in these markets.

* Market maturities during 2007 include the Senior Notes and domestic Medium Term Notes which were initially issued in UDI's and are currently swapped to pesos.
*Market maturities from 2008, 2009 and thereafter, consider the Certificados Bursátiles and a Private Placement, all at the Holding Co. level.

Cash Flow

Working capital needs for the quarter augmented as a result of increased payments to suppliers to cope with both operational and capital expenditure needs. The shift in sales towards the export markets in certain segments led to increased commercial credit conditions therefore augmenting account receivables. Cash taxes were lower YoY due to exchange losses and tax refunds. Cash flow requirements were covered from our cash position.

Table 6
Cash Flow Analysis(1)
(Millions)

			YoY%			YoY%			YoY%
	3Q'03	3Q'02	Change	9M'03	9M'02	Change	LTM'03	LTM'02	Change

Constant Pesos
EBITDA	1,095	1,123	(2.5)	2,914	3,400	(14.3)	3,752	4,407	(14.9)
(-) Net Interest Expense(2)	306	259	18.3	1,138	1,012	12.5	1,688	1,609	4.9
(-) Capex	327	221	47.8	1,255	694	80.8	1,611	991	62.6
(+/-) Working Capital(3)	656	324	102.6	719	1,050	(31.5)	530	338	56.6
(-) Dividends	2	42	(95.2)	235	355	(33.7)	242	372	(35.0)
(-) Cash Taxes paid	44	102	(57.2)	6	298	(98.1)	(83)	341	--
Net Free Cash Flow	(240)	175	--	(439)	(9)	4,993.3	(236)	757	--

Nominal Dollars
EBITDA	100	105	(5.0)	267	325	(17.7)	345	422	(18.3)
(-) Net Interest Expense(2)	28	25	15.3	107	99	8.3	159	158	0.8
(-) Capex	30	21	43.5	116	67	72.8	150	96	55.3
(+/-) Working Capital(3)	60	31	90.3	63	102	(38.4)	45	30	49.7
(-) Dividends	0	4	(95.4)	22	34	(35.4)	23	36	(36.4)
(-) Cash Taxes paid	4	10	(55.5)	1	29	(96.7)	(7)	34	--
Net Free Cash Flow	(23)	14	--	(42)	(7)	501.6	(24)	69	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes other financial expenses and products.
(3) It's being reexpresed to include; Clients, Inventories, suppliers and other current assets and liabilities

Flat Glass
(49 percent of Consolidated Sales)

Sales

Consolidated net sales for the business unit remained flat YoY.

Demand in the automotive OEM industry remains weak in Mexico. Declining sales in two of Flat Glass highest volume automobile brands, in line with record high automobile inventories, reduced volumes. Nevertheless, auto replacement sales grew as the Company continues to expand its distribution channels, with the opening of its newest branch in Culiacan, Sinaloa, increasing the distribution network to 121 stores. Domestic construction sales increased QoQ based a general increase in construction spending in Mexico as well as returns from its focus on service and a broader product line which resulted in new contracts with customers.

Non-residential construction continues to be weak in the US. Due to the fact that sales in the U.S. subsidiary, Vitro America, are mainly focused on the non-residential and auto replacement markets, Vitro America's sales decreased YoY, while QoQ, they increased.

Vitro Cristalglass, the Spanish subsidiary, continues to post strong sales. Supported by strong growth in the Spanish construction market, Cristalglass has been able to secure high margin contracts, such as the new Bilbao Exhibition Center and the Barajas International Airport in Madrid.

Vitro, along with its joint venture partner AFG, the U.S. subsidiary of Asahi Glass, will proceed with the scheduled grand opening of its new float on November 2003, expected to increase capacity by 18 percent. The float started its heating process within schedule and budget.

Table 7
Flat Glass
(Millions)

			YoY%			YoY%			YoY%
	3Q'03	3Q'02	Change	9M'03	9M'02	Change	LTM'03	LTM'02	Change

Constant Pesos
Consolidated Net sales	3,109	3,082	0.9	9,000	8,953	0.5	11,890	11,965	(0.6)
Net Sales
Domestic Sales	816	854	(4.5)	2,454	2,494	(1.6)	3,291	3,395	(3.1)
Exports	702	726	(3.3)	2,058	2,129	(3.4)	2,711	2,779	(2.4)
Foreign Subsidiaries	1,591	1,501	6.0	4,488	4,330	3.7	5,888	5,792	1.7
EBIT	276	265	4.3	775	805	(3.7)	865	1,060	(18.4)
EBITDA	464	447	3.8	1,294	1,324	(2.2)	1,574	1,747	(9.9)

EBIT Margin	8.9%	8.6%	0.3 pp	8.6%	9.0%	-0.4 pp	7.3%	8.6%	-1.3 pp
EBITDA Margin	14.9%	14.5%	0.4 pp	14.4%	14.8%	-0.4 pp	13.2%	14.4%	-1.2 pp

Nominal Dollars
Consolidated Net sales	283	284	(0.1)	821	833	(1.4)	1,086	1,114	(2.5)
Domestic Sales	75	81	(7.6)	226	241	(6.3)	305	330	(7.6)
Export Sales	64	70	(7.5)	191	210	(9.3)	253	275	(8.1)
Foreign Subsidiaries	144	133	8.3	404	381	6.0	529	509	4.0
EBIT	25	24	4.0	71	74	(4.9)	78	98	(20.0)
EBITDA	42	41	2.2	118	124	(5.0)	144	164	(12.5)

EBIT Margin	8.9%	8.5%	0.4 pp	8.6%	8.9%	-0.3 pp	7.2%	8.9%	-1.7 pp
EBITDA Margin	14.9%	14.6%	0.3 pp	14.4%	14.9%	-0.5 pp	13.2%	14.6%	-1.4 pp

Volumes
Flat Glass (Thousands of Metric Tons)	164.7	166.2	(0.9)	469.0	502.4	(6.6)	633.6	668.6	(5.2)
Fiber Glass (Thousands of Metric Tons)	9.1	9.3	(2.5)	27.3	26.4	3.2	36.0	34.2	5.1

Capacity utilization
Flat Glass furnaces(1)(2)	114%	101%	13.7 pp	89%	104%	-14.8 pp
Flat Glass auto segment	77%	89%	-12 pp	77%	91%	-14 pp
Fiber Glass	92%	87%	5 pp	91%	87%	4.5 pp

(1) 2003 considers the refurbishment of one float, which represents approximately 39% of total capacity, during 2Q'03
(2) Capacity utilization can sometimes be greater than 100 percent because it is based in changes in glass color and thickness

EBIT and EBITDA

Third quarter EBIT and EBITDA increased YoY by 4.0 percent and 2.2 percent respectively. This increase is mainly driven by the domestic construction market as well as efficiency improvements of 7 percentage points QoQ in the float processes and 5 percentage points in the automotive processing plants, not to mention several cost cutting measures that have discarded duplicity and generated semi automation throughout several production lines.

Glass Containers

(40 percent of Consolidated Sales)

Sales

Weather continued to affect sales and volumes at containers during the third quarter, as flooded highways were forced to close down several times due to unusually excessive rain during the months of August and September. Beverage, beer and food shipments decreased affecting sales by 13.3 percent YoY in volume terms. Moreover, Glass Containers was faced with several weather related power outages in its Guadalajara, Toluca and Mexico City plants, not to mention a flood at Containers' Queretaro plant, closing operations for 5 days, resulting in approximately US$1.2 million in operating losses.

Export sales grew in the wine and liquor segments by 10 percent YoY in volume terms, whereas food and beverage shipments remained stable. Vitro Packaging, the business unit's subsidiary in the United States, continues to focus on "value added" sales, as new products represent 25 percent of the subsidiary YTD total sales.

Sales at the Central American subsidiary declined on a YoY basis due primarily to a decline in demand to the Mexican and U.S. markets, as well as adverse weather conditions.

Table 8
Glass Containers
(Millions)

			YoY%			YoY%			YoY%
	3Q'03	3Q'02	Change	9M'03	9M'02	Change	LTM'03	LTM'02	Change

Constant Pesos
Consolidated Net sales	2,528	2,686	(5.9)	7,282	7,766	(6.2)	9,877	10,342	(4.5)
Net Sales
Domestic Sales	1,468	1,608	(8.7)	4,261	4,682	(9.0)	5,905	6,243	(5.4)
Exports	775	713	8.7	2,155	2,063	4.5	2,750	2,692	2.1
Foreign Subsidiaries	285	365	(22.0)	866	1,021	(15.2)	1,222	1,407	(13.1)
EBIT	253	332	(23.7)	627	986	(36.4)	872	1,181	(26.2)
EBITDA	483	585	(17.5)	1,326	1,739	(23.8)	1,811	2,206	(17.9)

EBIT Margin	10.0%	12.4%	-2.4 pp	8.6%	12.7%	-4.1 pp	8.8%	11.4%	-2.6 pp
EBITDA Margin	19.1%	21.8%	-2.7 pp	18.2%	22.4%	-4.2 pp	18.3%	21.3%	-3 pp

Nominal Dollars
Consolidated Net sales	231	250	(7.8)	668	736	(9.3)	908	981	(7.4)
Domestic Sales	135	155	(12.9)	395	463	(14.7)	551	619	(11.0)
Export Sales	70	63	11.0	194	183	6.5	247	238	4.0
Foreign Subsidiaries	26	32	(20.3)	78	90	(13.3)	110	124	(11.2)
EBIT	23	31	(26.3)	57	95	(39.3)	80	113	(29.0)
EBITDA	44	55	(20.4)	122	168	(27.4)	168	213	(21.5)

EBIT Margin	10.0%	12.5%	-2.5 pp	8.6%	12.9%	-4.3 pp	8.8%	11.5%	-2.7 pp
EBITDA Margin	19.1%	22.2%	-3.1 pp	18.3%	22.8%	-4.5 pp	18.4%	21.8%	-3.4 pp

Glass Containers
Domestic (Millions of Units)	942	1,064	(11.5)	2,718	3,069	(11.4)	3,764	4,006	(6.0)
Exports (Millions of Units)	303	311	(2.7)	875	883	(0.9)	1,092	1,137	(4.0)
Total	1,244	1,375	(9.5)	3,594	3,952	(9.1)	4,856	5,143	(5.6)

Capacity utilization (furnaces)	77%	95%	(18.9)	78%	74%	5.4
Capacity utilization (production lines)	84%	94%	(10.6)	83%	92%	(9.8)

Soda Ash (Thousands Tons)	134.0	136.8	(2.1)	405.9	403.7	0.6	545.9	541.8	0.8
Capacity utilization	97%	96%	1.4	96%	96%	0.3

Aluminium Cans (Million of Units)	268.3	250.3	7.2	751.8	717.9	4.7	1,011.8	946.9	6.9
Capacity utilization	70%	68%	2.8	69%	65%	5.8

EBIT and EBITDA

For the quarter, EBIT and EBITDA declined YoY by 26.3 percent and 20.4 percent respectively, due to the decline in sales described above. However, as stated last quarter, Containers' QoQ results illustrate a positive trend as EBIT and EBITDA for the quarter increased by 26.2 percent and 8.9 percent respectively, due to a better sales mix, primarily in export sales.

EBIT and EBITDA at the Central American Subsidiary increased YoY as a result of last year's furnace maintenance that led to increased efficiencies.

Glassware

(11 percent of Consolidated Sales)

Sales

Glassware sales posted a 1.8 percent decrease YoY due to a continuous weak consumer spending, mainly driven by lower sales in the domestic market which was partially compensated by a 3.1 percent YoY increase in exports. Although sales to wholesalers increased in the domestic market, candle holder's sales within the same region decreased considerably, as a result of the business unit's customer's focus on changing their inventory strategy.

Without considering the divestiture of one of the plastic operations during the quarter sales would have remained flat when compared to the same quarter of 2002.

Glassware's commitment to new products and service continues to be its main focus, as sales of these type of value added items increased by 13.5 percent YTD.

EBIT and EBITDA

EBIT and EBITDA posted increases of 18.2 and 5.5 percent YoY respectively, mainly driven by a better product mix. Value added items are starting to increase demand in the United States and the rest of the world.

Table 9
Glassware
(Millions)

			YoY%			YoY%			YoY%
	3Q'03	3Q'02	Change	9M'03	9M'02	Change	LTM'03	LTM'02	Change

Constant Pesos
Consolidated Net sales	674	667	1.1	1,923	1,980	(2.9)	2,618	2,707	(3.3)
Net Sales
Domestic Sales	438	444	(1.3)	1,295	1,337	(3.1)	1,801	1,874	(3.9)
Exports	236	223	5.8	628	642	(2.3)	817	833	(1.9)
EBIT	61	52	19.0	107	210	(49.1)	168	292	(42.6)
EBITDA	135	124	8.6	320	422	(24.3)	452	571	(20.8)

EBIT Margin	9.1%	7.7%	1.4 pp	5.6%	10.6%	-5 pp	6.4%	10.8%	-4.4 pp
EBITDA Margin	20.1%	18.7%	1.4 pp	16.6%	21.3%	-4.7 pp	17.3%	21.1%	-3.8 pp

Nominal Dollars
Consolidated Net sales	62	63	(1.8)	177	191	(7.1)	243	262	(7.4)
Domestic Sales	40	42	(3.7)	120	130	(8.4)	167	184	(9.2)
Export Sales	22	21	3.1	58	61	(4.0)	76	78	(3.2)
EBIT	6	5	18.2	10	20	(50.5)	16	28	(44.4)
EBITDA	12	12	5.5	30	41	(27.7)	42	55	(24.4)

EBIT Margin	9.1%	7.5%	1.6 pp	5.6%	10.4%	-4.8 pp	6.4%	10.6%	-4.2 pp
EBITDA Margin	20.0%	18.7%	1.3 pp	16.7%	21.4%	-4.7 pp	17.3%	21.2%	-3.9 pp

Sales mix glassware products (Volume terms)
Retail	27.1%	23.5%	3.6 pp	30.9%	26.8%	4.1 pp	28.0%	25.5%	2.5 pp
Wholesaler	22.2%	22.9%	-0.7 pp	25.2%	24.6%	0 pp	25.8%	26.4%	-0.6 pp
Industrial	46.1%	48.9%	-2.8 pp	38.7%	43.5%	-4.8 pp	41.7%	43.6%	-1.9 pp
OEM	4.7%	4.7%	0 pp	5.2%	5.1%	0.1 pp	4.5%	4.6%	-0.1 pp

Capacity utilization (furnaces)	70.4%	78.9%	-8.5 pp	59.8%	68.0%	-10 pp
Capacity utilization (production lines)	81.5%	87.5%	-6 pp	67.4%	75.1%	-7.7 pp

Sales mix plastic products (Volume terms)
Retail	87.7%	83.9%	3.8 pp	84.2%	83.2%	1 pp	85.2%	82.6%	2.6 pp
Industrial	12.3%	16.1%	-3.8 pp	15.8%	16.8%	-1 pp	14.8%	17.4%	-2.6 pp

Key Developments

Divestitures

As part of its on going divestiture program, on September 10, 2003, the Company announced that it completed the sale of Envases Cuautitlán S.A. de C.V. ("ECSA"), to Phoenix Capital Ltd. Group for an approximate amount of $18 million dollars. ECSA was dedicated to the manufacture and sale of plastic containers and is located in Cuautitlán, State of Mexico. Proceeds from the transaction were used to pay down debt. The transaction was consistent with Vitro's strategy of focusing on its glass-related businesses throughout the world.

Debt Refinancing

On October 22, 2003, The Company expects to complete the issuance and sale of US$225 million aggregate principal amount at the Holding Company level, Vitro, S.A. de C.V.'s 11.75% senior unsecured Notes due 2013.

The Notes were assigned a B- rating from Standard and Poors and a B2 rating by Moodys. The offering is consistent with Vitro's strategy to strengthen its balance sheet and to enhance liquidity by increasing the average life of its debt.

Vitro will use the net proceeds from such offering to retire substantially all of the short-term and the current portion of long-term debt of its holding company, Vitro, S.A. de C.V. The remaining net proceeds will be used to repurchase or repay other of our indebtedness.

EBITDA Reconciliation

EBITDA consists of operating income plus depreciation, amortization and reserves for seniority premiums and pensions. The concept of EBITDA is presented because some of our investors have indicated to us that they consider it an appropriate measurement of funds available to service our debt. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income to measure our operating performance or to resources generated by continuing operations as a measure of our liquidity. Because not all companies calculate EBITDA identically, our presentation of EBITDA may not be comparable to other similarly entitled measures used by other companies.

The following table sets forth, for the periods indicated, the reconciliation of EBITDA to resources generated from continuing operations of each of our business units.

Table 10
EBITDA Reconciliation
(Millions of Constant Pesos)

	3Q'03	3Q'02	9M'03	9M'02	LTM '03	LTM '02
Flat Glass:
EBITDA	464	447	1,294	1,324	1,574	1,747
Other expense net of witte-off of assets	(9)	(17)	(44)	(35)	(27)	(20)
Income and assets tax and workers' profit sharing, net of deferred taxes	(102)	(83)	(246)	(253)	(244)	(216)
Amortization of cost of debt issue	4	-	8	-	8	-
Gain (loss) from sale of subsidiaries	-	-	-	-	-	-
Total Financing Cost	(273)	(133)	(419)	(522)	(564)	(566)
Changes in working capital	42	(238)	42	(204)	(79)	(207)
Resources generated from operations	126	(24)	635	309	669	738

Glass Containers:
EBITDA	483	585	1,326	1,739	1,811	2,206
Other expense net of witte-off of assets	-	1	17	20	(5)	13
Income and assets tax and workers' profit sharing, net of deferred taxes	(23)	(49)	(116)	(101)	(140)	(45)
Amortization of cost of debt issue	3	4	10	14	13	20
Gain (loss) from sale of subsidiaries	-	-	-	-	-	-
Total Financing Cost	(352)	(237)	(634)	(950)	(799)	(866)
Changes in working capital	21	(536)	21	(704)	(330)	(344)
Resources generated from operations	131	(232)	623	18	550	984

Glassware
EBITDA	135	124	320	422	452	571
Other expense net of witte-off of assets	(3)	(5)	(9)	(12)	(27)	(25)
Income and assets tax and workers' profit sharing, net of deferred taxes	(10)	(9)	(34)	(27)	(44)	4
Amortization of cost of debt issue	-	-	1	1	1	1
Gain (loss) from sale of subsidiaries	-	-	-	-	-	-
Total Financing Cost	(70)	(36)	(92)	(141)	(119)	(109)
Changes in working capital	137	57	137	(110)	(136)	(91)
Resources generated from operations	190	131	323	134	127	351

Corporate and other eliminations:
EBITDA	13	(34)	(25)	(85)	(86)	(117)
Other expense net of witte-off of assets	57	386	74	330	139	394
Income and assets tax and workers' profit sharing, net of deferred taxes	1	34	30	35	(23)	(3)
Amortization of cost of debt issue	11	20	29	30	33	38
Gain (loss) from sale of subsidiaries	-	-	(34)	(469)	(34)	(469)
Total Financing Cost	(115)	(86)	(327)	(372)	(321)	(294)
Changes in working capital	54	517	(720)	212	(8)	171
Resources generated from operations	21	836	(973)	(319)	(300)	(279)

Conslidated Results:
EBITDA	1,095	1,123	2,914	3,400	3,752	4,407
Other expense net of witte-off of assets	45	365	38	303	80	362
Income and assets tax and workers' profit sharing, net of deferred taxes	(134)	(107)	(366)	(346)	(451)	(260)
Amortization of cost of debt issue	18	24	48	45	55	59
Gain (loss) from sale of subsidiaries	-	-	(34)	(469)	(34)	(469)
Total Financing Cost	(810)	(492)	(1,472)	(1,985)	(1,803)	(1,835)
Changes in working capital	254	(201)	(520)	(806)	(553)	(471)
Resources generated from operations	468	712	608	142	1,046	1,793

VITRO, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Financial Statements
As of September 30, 2003 (In Millions)

	Third Quarter						January - September						LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2003	2002	% Var.	2003	2002	% Var.	2003	2002	% Var.	2003	2002	% Var.	2003	2002	% Var.	2003	2002	% Var.
Consolidated Net Sales	6,385	6,475	(1.4)	582	600	(3.0)	18,376	18,785	(2.2)	1,682	1,768	(4.9)	24,590	25,124	(2.1)	2,256	2,371	(4.8)
Cost of Sales	4,593	4,603	(3.1)	418	427	(4.9)	13,366	13,175	1.5	1,224	1,244	(1.6)	17,930	17,774	0.9	1,647	1,684	(2.2)
Gross Income	1,792	1,872	2.8	164	173	1.8	5,010	5,610	(10.7)	458	524	(12.7)	6,660	7,350	(9.4)	609	688	(11.4)
SG&A Expenses	1,228	1,299	4.7	113	120	4.0	3,640	3,813	(4.5)	333	356	(6.4)	5,005	5,134	(2.5)	459	480	(4.4)
Operating Income	564	573	(1.5)	51	53	(3.2)	1,370	1,797	(23.7)	125	169	(25.9)	1,655	2,216	(25.3)	151	208	(27.5)

Interest Expense	460	369	24.7	42	35	20.1	1,372	1,159	18.4	127	113	11.9	1,888	1,634	15.6	176	161	9.3
Interest Income	62	22	185.9	6	2	192.2	139	48	190.8	13	4	189.4	233	53	336.3	21	5	331.9
Exchange Loss (Gain)	467	258	81.0	42	24	76.4	574	1,369	(58.1)	50	132	(62.2)	785	883	(11.1)	70	83	(16.5)
Gain from Monet. Position	55	114	(51.4)	5	11	(53.2)	336	495	(32.2)	31	49	(36.6)	637	628	1.5	60	62	(4.1)
Total Financing Cost	810	492	64.8	74	46	58.8	1,472	1,985	(25.9)	133	192	(30.7)	1,802	1,835	(1.8)	164	177	(7.2)
Other Income	24	320	(92.5)	2	31	(93.0)	(40)	54	--	(4)	3	--	(46)	(8)	468.9	(4)	(3)	(65.4)
Share in Net Income of Non-Consol. Assoc. Companies	-	-		-	-		(0)	(0)	4.9	(0)	(0)		(0)	(2)	(100.0)	(0)	(0)
Inc. (loss) bef. Tax & PSW	(222)	401	--	(20)	38	--	(142)	(135)	(5.2)	(12)	(20)	40.0	(194)	371	--	(18)	28	--
Income Tax and PSW	(85)	5	--	(8)	0	--	107	(440)	--	11	(45)	--	117	(266)	--	11	(28)	--
Net Inc. (loss) Cont. Opns.	(137)	396	--	(13)	38	--	(249)	306	--	(23)	25	--	(311)	638	--	(29)	57	--
Income (loss)of Discont. Oper.	-	(0)	--	-	(0)	--	-	(121)	--	-	(11)	--	-	(52)	--	-	(4)	--
Extraordinary Items, Net															--
Net Income (Loss)	(137)	396	--	(13)	38	--	(249)	185	--	(23)	14	--	(311)	585	--	(29)	52	--
Net Income (loss) of Maj. Int.	(163)	392	--	(15)	38	--	(389)	88	--	(36)	6	--	(498)	334	--	(46)	29	--
Net Income (loss) of Min. Int.	26	4	481.8	2	0	--	141	97	45.4	13	8	53.5	187	251	(25.5)	17	23	(25.9)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2003	2002	% Var.	2003	2002	% Var.	FINANCIAL INDICATORS	3Q'03	3Q'02
Cash & Cash Equivalents	1,226	1,447	(15.3)	111	132	(15.4)	Debt/EBITDA (LTM, times)	4.1	3.3
Trade Receivables	2,364	2,212	6.9	215	204	5.5	EBITDA/ Total Net Fin. Exp. (LTM, times)	2.3	2.8
Inventories	3,797	3,772	0.7	345	346	(0.5)	Debt / Firm Value (times)	0.6	0.6
Other Current Assets	1,503	1,484	1.2	136	137	(0.3)	Debt/Equity (times)	1.8	1.6
Current Assets from Disc. Operations	-	-	--	-	(0)	--	Total Liab./Stockh. Equity (times)	2.6	2.3
Total Current Assets	8,889	8,915	(0.3)	807	818	(1.4)	Curr. Assets/Curr. Liab. (times)	0.9	0.9
Inv. in Uncons. Subs.	-	-	--	-	-	--	Sales/Assets (times)	0.8	0.8
Prop., Plant & Equipment	18,965	19,145	(0.9)	1,722	1,786	(3.6)	EPS (Ps$) *	(0.54)	1.30
Deferred Assets	1,913	1,783	7.3	174	163	6.4	EPADR (US$) *	(0.15)	0.37
LT Assets from Disc. Operations	-	-	--	-	-	--	* Based on the weighted average shares outstanding.
Other Long-Term Assets	734	590	24.4	67	55	21.1
Total Assets	30,502	30,433	0.2	2,770	2,823	(1.9)	OTHER DATA
							# Shares Issued (thousands)	324,000	324,000
Short-Term & Curr. Debt	5,282	5,247	0.7	480	492	(2.5)
Trade Payables	2,040	2,596	(21.4)	185	241	(23.3)	# Average Shares Outstaning
Other Current Liabilities	2,548	1,969	29.4	231	181	28.1	(thousands)	300,617	300,617
Current Liabilities from Disc. Operations	-	-	--	-	-	--	Employees	25,792	28,271
Total Curr. Liab.	9,870	9,812	0.6	896	914	(1.9)
Long-Term Debt	10,261	9,377	9.4	932	878	6.1
Other LT Liabilities	1,860	2,128	(12.6)	169	198	(14.7)
LT Liabilities from Disc. Operations	-	-	--	-	-	--
Total Liabilities	21,991	21,317	3.2	1,997	1,990	0.3

Restated Capital Stock	6,307	6,307	-	573	573	-
Retained Earnings	(539)	(28)	1,793.1	(49)	1	--
Minority Interest	2,743	2,838	(3.4)	249	259	(3.9)
Total Shar. Equity	8,511	9,116	(6.6)	773	833	(7.2)